Sentinel Brokers Company, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

December 31, 2020

Sentinel Brokers Company, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash and cash equivalents	$ 366,598
Commissions receivable	97,161
Marketable securities	966,753
Furniture and equipment, net of accumulated depreciation of $81,447	1,712
Receivable from officer	35,259
	$1,467,483

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$22,966
Accrued payroll	68,031
Bank Loan	114,124
	$205,121

Stockholder's equity

Common stock, 200 shares authorized, 100 shares issued and outstanding, no par value	100
Paid-in capital	564,624
Retained earnings	697,638
	$1,262,362
	$1,467,483

The accompanying notes are an integral part of the financial statements.

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Sentinel Brokers Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentinel Brokers Company, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplemental Schedule Required by Rule 17A-5 as of December 31, 2020 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Sentinel Brokers Company, Inc.'s auditor since 2018.
Margate, Florida
February 25, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2020.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Income Taxes

Effective July 1, 2011, the Company elected to be taxed as an "S' Corporation for federal and state income tax purposes. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholder of the Company. The Company is subject to state and local income taxes in various states.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense.

At December 31, 2020 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and the Company remains subject to income tax examinations generally for 2018 through 2020. There are presently no ongoing income tax examinations.

Revenue Recognition

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which the company expects to be entitled in exchange for those goods or services.

Brokerage Commissions. The Company buys and sells securities on behalf of its institutional customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trading Income and Interest and Dividend Income

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair as determined by management, which approximates estimated realizable value. It is reasonable possible that a change in such estimates may occur in the near term.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Hilltop Securities, Inc. ("Hilltop"). The Company's clearing and execution agreement provides that Hilltop's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop records customer transactions on a settlement date basis, which is generally two business days after the trade date. Hilltop is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Hilltop may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop is charged back to the Company.

The Company, in conjunction with Hilltop, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring adjustments of collateral levels. Hilltop establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.